Mail Stop 4561

      July 18, 2005

Richard A. Harrold
Chief Executive
MEPC Limited
4th Floor
Lloyds Chambers
1 Portsoken Street
London E1 8LW, England

      Re:	MEPC Limited
		Form 20-F for the Year Ended September 30, 2004
		Filed March 31, 2005
		File No. 1-13942-01

Dear Mr. Harrold:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended September 30, 2004

Note 27 - Significant differences between United Kingdom and
United
States generally accepted accounting principles, pages F-22 - F-31
1. We note the disposition of your retail portfolio referenced on page 20. Please tell us what consideration you gave to presenting a
US GAAP basis income statement that classifies revenue and expenses from the disposed retail portfolio during 2004 and 2003 separately as discontinued operations. Reference is made to paragraphs 41 - 44 of
SFAS 144. Additionally, with respect to this asset disposition, please tell us what consideration you gave to including the disclosures prescribed by paragraphs 47 - 48 of SFAS 144.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Richard A. Harrold
MEPC Limited
July 18, 2005
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